                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 100,000,000 Callable Step-Rate Notes of 2002, due June 27, 2008






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: June 26, 2002

        The following information regarding the U.S. Dollar 100,000,000 Callable Step-Rate Notes of 2002, due June 27, 2008 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 100,000,000 Callable Step-Rate Notes of 2002, due June 27, 2008.

               (b) The interest rate will be 4.75 percent for the period from June 27, 2002 to June 27, 2003, thereafter increasing by 0.25 percent annually. Interest payment dates will be each June 27, commencing on June 27, 2003 and ending on June 27, 2008.

               (c) Maturing June 27, 2008. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on June 27, 2003 and annually thereafter with 10 New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS


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               As of June 25, 2002, the Bank entered into a Terms Agreement with
Morgan Stanley International Limited as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 101.50% of par, less commissions of 1.70%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about June 27, 2002.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Manager proposes to offer all the Notes to the public at the public offering price of 101.50%.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts     Proceeds to the
             Public                   and Commissions          Bank(1)
             --------                -----------------     ---------------
        Per Unit: 101.50%                    1.70%               99.80%
      Total: USD 101,500,000             USD 1,700,000      USD 99,800,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A. Pricing Supplement dated June 25, 2002

               B. Terms Agreement dated June 25, 2002


--------
(1)  Without deducting expenses of the Bank, which are not yet known.

                                                                      Exhibit A


                               PRICING SUPPLEMENT





             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          GLOBAL DEBT ISSUANCE FACILITY

                                    No: 2287

                                 US$100,000,000
                   CALLABLE STEP-RATE NOTES DUE JUNE 27, 2008

                           Issue Price: 101.50 percent











                                 MORGAN STANLEY

                                PRUDENTIAL-BACHE



             The date of this Pricing Supplement is June 25, 2002.

         This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

         This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

         The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.


1.  No.:                                  2287

2.  Aggregate Principal Amount:           US$100,000,000

3.  Issue Price:                          101.50 percent

4.  Issue Date:                           June 27, 2002

5.  Form of Notes
    (Condition 1(a)):                     Registered only

6.  Authorized Denomination(s)
    (Condition 1(b)):                     US$1,000 and US$10,000

7.  Specified Currency
    (Condition 1(d)):                     United States dollars (US$)

8.  Maturity Date
    (Conditions 1(a) and 6(a); Fixed
    Interest Rate):                       The Interest Payment Date falling on June
                                          27, 2008, subject to adjustment in
                                          accordance with the Following Business
                                          Day Convention (as set out in Section 10(d)
                                          below)

9.  Interest Basis
    (Condition 5):                        Fixed Interest Rate (Condition 5(I))



10. Fixed Interest Rate
    (Condition 5(I)):

(a) Interest Rate:                        (i) from and including Issue Date to but
                                          excluding the Fixed Interest Payment Date
                                          in 2003: 4.75 percent per annum;

                                          (ii) from and including the Fixed Interest
                                          Payment Date in 2003 to but excluding the
                                          Fixed Interest Payment Date in 2004:
                                          5.00 percent per annum

                                          (iii) from and including the Fixed Interest
                                          Payment Date in 2004 to but excluding the
                                          Fixed Interest Payment Date in 2005:
                                          5.25 percent per annum;

                                          (iv) from and including the Fixed Interest
                                          Payment Date in 2005 to but excluding the
                                          Fixed Interest Payment Date in 2006:
                                          5.50 percent per annum;

                                          (v) from and including the Fixed Interest
                                          Payment Date in 2006 to but excluding the
                                          Fixed Interest Payment Date in 2007:
                                          5.75 percent per annum; and

                                          (vi) from and including the Fixed Interest
                                          Payment Date in 2007 to but excluding the
                                          Fixed Interest Payment Date in 2008:
                                          6.00 percent per annum

(b) Fixed Rate Interest Payment
    Date(s):                              The 27th of each June, adjusted pursuant to
                                          the Following Business Day Convention,
                                          commencing in 2003 through and including 2008.
                                          As the context requires, references in the
                                          Conditions to "Interest Payment Dates" shall be
                                          construed as references to "Fixed Rate Interest
                                          Payment Dates"


(c) Fixed Rate Day Count
    Fraction(s):                          30/360, as provided in Condition 5(I)(b)

(d) Business Day Convention:


                                          The Following Business Day Convention shall
                                          apply to the Notes, provided, however, that,
                                          with respect to the Maturity Date (Condition 6(a)),
                                          references in Condition 5(III)(C) to "interest"
                                          shall be construed as references to "principal"
                                          and references to "Interest Payment Date" shall
                                          be construed as references to the "Maturity Date"

13. Relevant Financial Center:            New York

14. Relevant Business Day:                New York and London


15. Issuer's Optional Redemption:         Yes

    (a) Notice Period:                    Not less than 10 Relevant Business Days

    (b) Amount:                           All (and not less than all)

    (c) Date(s):                          Annually, on the 27th of each June, commencing
                                          June 27, 2003 through and including June 27, 2007,
                                          subject to adjustment in accordance with the
                                          Following Business Day Convention


    (d) Early Redemption Amount           Principal Amount
        (Bank):

    (e) Notices:                          Notwithstanding Condition 13, so long as the
                                          Notes are represented by a DTC Global Note and
                                          the DTC Global Note is held on behalf of one or
                                          more clearing systems, notices to Noteholders
                                          may be given by delivery of the notice to the
                                          relevant clearing system for communication by
                                          it to entitled accountholders, provided that so
                                          long as the Notes are listed on the Luxembourg
                                          Stock Exchange, and the rules of the exchange
                                          so require, notice shall be published in a leading
                                          daily newspaper in either French or German language
                                          and of general circulation in Luxembourg. Any
                                          notice delivered to a clearing system in
                                          accordance with the preceding sentence shall be
                                          deemed to have been given to the Noteholders
                                          on the day on which such notice is delivered
                                          to the clearing system

16. Redemption at the Option of the
    Noteholders:                          No

17. Early Redemption Amount
    (Condition 9):                        Principal Amount plus accrued interest

18. Governing Law:                        New York

OTHER RELEVANT TERMS

1.  Listing (if yes, specify Stock
    Exchange):                            Luxembourg

2.  Details of Clearance System
    Approved by the Bank and the
    Global Agent and Clearance and
    Settlement Procedures:                The Depository Trust Company ("DTC") and
                                          Euroclear System. Initial settlement will
                                          be on a delivery versus payment basis.

3.  Syndicated:                           Yes

    (a) Liability                         Joint and several

    (b) Co-Lead Managers                  Morgan Stanley & Co. International Limited
                                          Prudential-Bache International Limited

    (c) Stabilizing Manager               Morgan Stanley & Co. International Limited

4.  Commissions and Concessions:          1.70 percent of Aggregate Principal Amount

5.  Codes:

    (a) CUSIP                             45905UBW3

    (b) Common Code:                      015074612

    (c) ISIN:                             US45905UBW36

6.  Identity of Dealer(s)/Manager(s):     Morgan Stanley & Co. International
                                                Limited
                                          Prudential-Bache International Limited


7.  Provisions for Registered Notes:

    (a) Individual Definitive
        Registered Notes Available
        on Issue Date:                   No

    (b) DTC Global Note:                 Yes; one

    (c) Other Global Registered
        Notes:                           No

8.  Other Address at which Bank
    Information Available:               None





GENERAL INFORMATION

         The Bank's latest Information Statement was issued on September 20,
2001.



                                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                       AND DEVELOPMENT


                                     By:
                                         ---------------------------------
                                         Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                               1818 H Street, NW
                              Washington, DC 20433




                                  GLOBAL AGENT
                                 Citibank, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                London EC4Y 0PA




                         LEGAL ADVISORS TO THE MANAGERS
                              Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                      Exhibit B


                         TERMS AGREEMENT NO. 2287 UNDER
                                  THE FACILITY

                                                             As of June 25, 2002

International Bank for Reconstruction
    and Development
1818 H Street, N.W.
Washington, D.C. 20433

         The undersigned agree to purchase from you (the "Bank") the Bank's
U.S. $100,000,000 Callable Step-Rate Notes Due June 27, 2008 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 10:00 a.m. New York time on June 27, 2002 (the "Settlement Date") at an aggregate purchase price of US$99,800,000 (which is 99.8% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

         When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

         The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

         The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

         Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 101.50 percent of the principal amount of the Notes, less a management and underwriting fee of 0.20 percent of the principal amount and a selling concession of 1.50 percent of the principal amount).

         2. Purchase price specified above will be paid on the Settlement Date by the Lead Manager on behalf of the Managers (against delivery of the Notes to an account designated by the Lead Manager) to Citibank, N.A., London Branch, as custodian for Cede & Co., as nominee for the Depository Trust Company, (DTC Account No. 2952) and as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, societe anonyme, for transfer in immediately available funds to an account designated by the Bank.

         3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Morgan Stanley & Co. International Limited as Stabilizing Manager with respect to this issue of Notes.

         4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of each of the undersigned are as follows:

                  c/o MORGAN STANLEY INTERNATIONAL LIMITED
                  20 Cabot Square
                  Canary Wharf
                  London E14 4QW
                  Attention: Debt Capital Markets,
                             Head of Transaction Management Desk
                  Telephone: 44 20 7677 7798
                  Fax: 44 20 7677 7999

         All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

         This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

         This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                 MORGAN STANLEY & CO. INTERNATIONAL LIMITED

                                     By:
                                         --------------------------
                                         Name:
                                         Title:

                                 PRUDENTIAL-BACHE INTERNATIONAL LIMITED

                                     By:
                                         --------------------------
                                         Name:
                                         Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
    AND DEVELOPMENT

By:
    ------------------------------
    Name:
    Title: Authorized Officer